KongZhong Begins its 2nd Closed Beta Test of the Award winning MMORPG, Guild Wars 2, in China on September 17th 2013

KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, announced today that it will begin its 2nd Closed Beta Test (CBT) of the Award winning MMORPG Guild Wars2 in China at 2:00pm on Sept.17th. Guild Wars® 2 is a visually stunning MMO that offers players the epic grandeur of a massive role playing environment combined with innovative combat mechanics, dynamic events, and customized personal storytelling. This will be the only second opportunity that Chinese players can experience this breathtaking fantasy MMO again since its alpha test in March 2013.

Unveiling of the CBT Content

The 2nd CBT will last a week from 2:00 pm on Sept.17th. Compared to the March 2013 test, more content will be available to players such as 1-35 level maps, personal stories up to level 30, WvWvW and Structured PvP, etc.

This test includes three races: Human, Asura and Sylvari. The other two races Norn and Char will not be available this time. But all eight professions will be available: Guardian, Warrior, Elementalist, Thief, Ranger, Mesmer, Engineer, and Necromancer.

CBT CDkey distribution activities have already been launched on the official website, media and ecommerce partner Taobao. Those Chinese players fortunate enough to obtain these keys through various online events operated by KONG will have a chance to experience this fantastic game.

Epic PvP Combat - World vs. World vs. World (WvWvW)

WvWvW will bring you epic PvP combat experience on massive maps. From 2:00pm on Sept 20th, epic WvWvW in GW2 will start the 4-day battles , which will run until the end of the test. All 2nd CBT users can login and battle on three massive maps with hundreds of players!

Living World and Dynamic Events

Guild Wars 2 defines the future of online roleplaying games with action-oriented combat, customized personal storylines, epic dynamic events, world-class PvP, and no subscription fees!

The living world of Guild Wars 2 is filled with thousands of dynamic events that constantly change based on the actions of players like you. You never know what you’ll discover when you log in!

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An Epic Product to Changethe Game Industry

Moreover, Guild Wars 2 now ranks as the all-time fastest selling Massively Multiplayer Online Role-Playing Game (MMORPG) in Europe North America and Europe, with territorial sales topping more than 3 million in the first nine months of availability.

“After triangulating against multiple data sources, it’s clear that Guild Wars 2 is the fastest-selling Western MMO of all time based on the first nine months of availability”, said analyst David Cole of DFC Intelligence. “This puts Guild Wars 2 in an impressive position when they release in China, where we’ve seen similar franchises really take off”.

Guild Wars 2 is expected to experience rapid growth once it releases in China, where the player-base has the potential to exceed that of the West. To bring Guild Wars 2 to China, ArenaNet has partnered with KongZhong Corporation, a leading Chinese provider of digital entertainment services.

On Sept.17th 2013, We’ll see you in game China!

GW2 China Official Website: http://gw2.KongZhong.com/

Reserve a GW2 China CBT CDKey: http://ic.act.gw2.KongZhong.com/

GW2 China Developers Site: http://gw2.KongZhong.com/act/team/bin/

GW2 China Official Forum: http://bbs.gw2.KongZhong.com/index.php

GW2 Awards and Accolades: https://www.guildwars2.com/en/media/awards/

About ArenaNet

ArenaNet is the developer of the ground-breaking Guild Wars 2 and the best-selling Guild Wars online role-playing games. The studio’s mission is to create innovative online worlds, cultivate a vibrant and engaged global community of players, and to incorporate hand-crafted artistry into every aspect of their games. ArenaNet was formed in 2000 and is a wholly-owned subsidiary of Korea-based NCSOFT Corporation.

About Guild Wars 2

Guild Wars® 2 is a visually stunning MMO that offers players the epic grandeur of a massive role playing environment combined with innovative combat mechanics, dynamic events, and customized personal storytelling. Building on the success of Guild Wars, NCSOFT and game developer ArenaNet™ have created an MMO that lets gamers play the way they want, while at the same time retaining the no-subscription-fee business model that made the original Guild Wars so popular. For more information about Guild Wars 2, visit www.guildwars2.com.

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